September 18, 2007
Via Facsimile (202-772-9203)
and Federal Express
Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549
FOR COMMISSION USE ONLY

RE:	SEC Letter dated July 9, 2007 Re: Form 10-K for the fiscal year ended December 31, 2006 Filed March 16, 2007 File No. 0-08084
Dear Mr. Allegretto:
     This letter is sent to supplement the additional discussions that took place last week between me in my role as Chief Financial Officer of Connecticut Water Service, Inc. (the “Company”) and the Staff of the U.S. Securities and Exchange Commission (the “SEC”), relating to one of the Staff’s comments regarding the Company’s disclosures contained in the above captioned report.
     In a telephone discussion held on September 13, 2007, you asked the Company to provide the basis, under SFAS 71 paragraph 9, for the recording of a regulatory asset, resulting from the final decision of the Connecticut Department of Public Utility Control (“DPUC”) in Docket 06-07-08, on January 16, 2007, a copy of which was previously provided to you on August 8, 2007 (the “DPUC Decision”).
SFAS No. 71
     Paragraph 9 of SFAS 71 states that, “rate actions of a regulator can provide reasonable insurance of the existence of an asset. An enterprise shall capitalize all or part

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 18, 2007

of an incurred cost that would otherwise be charged to expense if both of the following criteria are met:
a. It is probable that future revenue in an amount at least equal to the capitalized cost will result from the inclusion of that cost in allowable costs for rate-making purposes.
b. Based on available evidence, the future revenue will be provided to permit recovery of the previously incurred costs rather than to provide for expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator’s intent clearly be to permit recovery of the previously incurred cost.”
Applicability to Connecticut Water Service, Inc.
     In the DPUC Decision, the Company and the DPUC agreed to revenue requirements of $60,002,791. The DPUC Decision was based upon a fully adjudicated rate proceeding supported by Company filings of historical test year data, testimony from Company personnel and rebuttal testimony from the DPUC and interveners. The primary reason for the revenue increase of approximately $11 million was to recover operating costs of the Company.
     The DPUC Decision ordered the Company to record deferred revenue of $318,587 per month beginning January 1, 2007 and continuing for 15 months. See Section C.4 of the Amended Settlement Agreement, Appendix B to the DPUC’s Decision (providing that “the Company shall record deferred revenue of $318,587 per month from January 2007 through and including March 2008”).
     Commencing on April 1, 2008, the deferred revenue will be collected from the Company’s customers. In accordance with the DPUC Decision, the Company will record deferred revenue of $3,823,049 in revenues for the 12-month period comprising calendar 2007 and $955,761 for the first three months of 2008, for a total of $4,778,810. Attachment C of the Amended Settlement Agreement demonstrates that the DPUC expressly approved aggregate revenues of $60,002,791 during the twelve month period ending on December 31, 2007, including deferred revenues of $3,823,049, to meet the Company’s costs of providing service.
     In part to minimize the impact on customers, the DPUC Decision established a phase-in of the Company’s rate increase. Phase 1 increased rates by $7,117,772 (See Attachment C of the Settlement Agreement) effective as of January 1, 2007, and Phase 2 will include the $3,823,049 ordered to be recorded as both deferred revenue in the income statement and as a regulatory asset on the Company’s balance sheet. On the basis of the foregoing, the Company believes that the DPUC Decision demonstrates that it is probable that future revenue to the Company will result, thus satisfying the requirements of Paragraph 9a of SFAS 71. We believe the probability of recovery of the regulatory

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 18, 2007

asset is greater than 95%. Our belief is supported by (i) the clear language of the DPUC Decision, (ii) the costs being recovered are supported by the Company’s filing, were not considered controversial in the proceedings and are customary costs of doing business; and (iii) the agreement to defer collection of the costs was made simply as an accommodation to our customers to defray a portion of the rate increase.
     The Company’s recovery of costs permitted under the DPUC Decision is structured to constitute “recovery of previously incurred costs” within the meaning of Paragraph 9b of SFAS 71. These costs will have been incurred during the 15-month period from January 1, 2007 through March 31, 2008. The DPUC recognized the legitimacy of all of these costs in the DPUC Decision by agreeing that $60 million was the appropriate revenue requirement based upon the historical test year used in the Company’s rate case application. Accordingly, the recovered costs do not represent any “future cost of doing business”. The costs represent the Company’s cost of doing business.
Similar Example
     The Company believes that Consolidated Edison Co. of New York, Inc. (“Con Ed”), another SEC registrant, recently applied SFAS 71 to a phased-in rate increase for utility customers of one of its electric utilities, Orange and Rockland Utilities, Inc. (“O&R”), in a manner substantially similar to the Company. At pages 85-86 of the Con Ed Form 10-K for the fiscal year ended December 31, 2006, Con Ed disclosed in a footnote to its financial statements as follows:
In October 2006, the PSC approved the June 2006 settlement agreement among O&R, the staff of the PSC and other parties. The settlement agreement establishes a rate plan that covers the three-year period November 1, 2006 through October 31, 2009. The rate plan provides for rate increases in base rates of $12 million in the first year, $0.7 million in the second year and $1.1 million in the third year. To phase-in the effect of the increase for customers, the rate plan provides for O&R to accrue revenues for, but defer billing to customers of, $5.5 million of the first rate year rate increase by establishing a regulatory asset which, together with interest, will be billed to customers in the second and third years. As a result, O&R’s billings to customers will increase $6.5 million in each of the first two years and $6.3 million in the third. The first year rate increase includes $2.3 million relating to a change in the way customers are provided the benefit of non-firm revenue from sales of pipeline transportation capacity. Under the prior rate plan, base rates were reduced to reflect the assumption that the company would realize these revenues. Under the new rate plan, such revenues will be used to offset the cost of gas to be recovered from customers. The rate plan continues the provisions pursuant to which the company recovers its cost of purchasing gas and the provisions pursuant to which the effects of weather on gas income are moderated.

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 18, 2007

     In summary, we recognize revenue based upon the approved regulated rates, multiplied by the amount of metered usage in accordance with SFAS 71, Paragraph 9(a). These rates have been authorized by the DPUC to provide total revenue sufficient to recover our revenue requirements. In accordance with SFAS 71, Paragraph 9(b) we have deferred the costs that will be recovered in future periods.
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     As we discussed last week, we are available at your convenience to discuss the above issues with you by means of a telephone conference call including SEC Staff, the Company and a representative of PricewaterhouseCoopers LLP, the Company’s independent auditors.
     If you have any questions concerning this letter, please feel free to call me at 860-669-8630 (extension: 3030).

Sincerely,
/s/ David C. Benoit
David C. Benoit
Vice President -- Finance, Chief Financial Officer and Treasurer Connecticut Water Service, Inc.

cc:	Ms. Yong Kim Mr. Mark Fagan (PwC) Mr. Edward Whittemore (Murtha Cullina)